UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

A copy of the press release issued by StealthGas Inc. (the “Company”) on May 23, 2013 relating to the Company’s unaudited financial and operating results for the first quarter ended March 31, 2013 is below.

On April 30, 2013, the Company completed a public offering of 11,500,000 shares of its common stock at a price of $10.00 per share pursuant to a prospectus dated April 24, 2013 and filed with the SEC on April 26, 2013. The gross proceeds from the offering before the underwriting discount and other offering expenses were $115,000,000.

2

STEALTHGAS INC. REPORTS FIRST QUARTER 2013 FINANCIAL

AND OPERATING RESULTS

ATHENS, GREECE, May 23, 2013. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2013.

First Quarter 2013 Results:

•

Revenues for the three months ended March 31, 2013, amounted to $29.4 million, an increase of $0.3 million, or 1.0%, compared to revenues of $29.1 million for the three months ended March 31, 2012, primarily due to the higher number of vessels under spot charters in the 2013 period.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2013 were $3.5 million and $8.0 million, respectively, compared to $2.6 million and $7.7 million for the three months ended March 31, 2012. The $0.9 million, or 34.6%, increase in voyage expenses was primarily due to the higher number of vessels under spot charters in the 2013 period.

•

Drydocking Costs for the three months ended March 31, 2013 were $0.5 million as only one vessel was drydocked during the period, compared to three vessels being drydocked during the same period last year at a cost of $1.3 million.

•	No vessel sales took place during the three months ended March 31, 2013 while for the same period in 2012 a $1.3 million gain on sale of a vessel was reported.

•

As a result of the above, net income for the three months ended March 31, 2013 was $6.5 million, or $0.31 per share, compared to net income of $7.4 million, or $0.36 per share, for the three months ended March 31, 2012.

•

Included in the first quarter 2013 results are net gains from interest rate derivative instruments of $0.03 million. Interest paid on interest rate swap arrangements amounted to $1.18 million, or $0.06 per share and change in fair value of the same arrangements amounted to $1.21 million. Adjusted net income was $5.3 million or $0.26 per share for the three months ended March 31, 2013 compared to $5.2 million or $0.25 per share for the same period last year.

•

EBITDA for the three months ended March 31, 2013 amounted to $15.8 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.

As of March 31, 2013, cash and cash equivalents amounted to $42.4 million and total debt to $336.0 million. During the three months ended March 31, 2013 debt repayments amounted to $9.4 million.

An average of 37.0 vessels were owned by the Company during the three months ended March 31, 2013, as well as during the same period of 2012. As of today, charter coverage for the fleet is 77% through the end of 2013 and 47% for 2014.

CEO Harry Vafias commented

The first quarter was another quarter of healthy profit for the Company. It could have been better if it were not for some events like the expensive dry-docking of one of our ships trading in South America and some repairs and offhire that had to be undertaken on another spot trading ship in the east. The freight market remained stable during the quarter. We managed to conclude a number of period charters: a three year time charter for the Chiltern which was coming off a bareboat charter, a one year time charter for the Gas Legacy including a further two optional years, a one year time charter extension for the Gas Cerberus and a six month time charter extension for the Gas Monarch. This is part of our short term strategy to reduce the number of vessels available in the spot market and conclude more period charters of various lengths as our fleet grows. Regarding our medium term strategy on April 30, we have successfully concluded a public offering of 11,500,000 shares of common stock, inclusive of the underwriters’ over-allotment option, at a public offering price of $10.00 per share. The total gross proceeds from the offering were $115,000,000. We believe that this offering will allow us to grow faster predominantly with new high tech newbuildings, and we are currently actively seeking for the optimal deployment of the capital raised. Over the next two years we have already committed to grow the fleet by at least nine LPG vessels and have significant financial firepower for further expansion. In the medium term we aim to control 20-25% of the international 3000-7500 cbm pressurised LPG market. This is an opportune time to take advantage of the positive fundamentals in our core LPG sector, a low orderbook coupled with increasing product supplies coming out of the Middle East and the US that we believe will prove to be positive for the freight markets in the years to come.

Conference Call details:

On May 23, 2013 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 682 8490 (US Toll Free Dial In) or 0844 571 8957 (UK Toll Free Dial In).

In case of any problems with the above numbers, please dial +1 631 621 5256 (US Toll Dial In), or +44 (0)1452 555 131 (Standard International Dial In). Access Code: 75036430.

A telephonic replay of the conference call will be available until May 29, 2013 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 5500 00 (Standard International Dial In). Access Code: 75036430#

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (“LPG”) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 33 LPG carriers with a total capacity of 161,822 cubic meters, three medium range product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons. The Company has agreed to acquire nine LPG carriers, with expected deliveries in 2013, 2014 and 2015. Once the acquisition of the nine LPG carriers is completed and the vessels are delivered, StealthGas Inc.’s LPG carrier fleet will be composed of 42 LPG carriers with a total capacity of 211,222 cubic meters. StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: sistovaris@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the first quarters ended March 31, 2012 and March 31, 2013.

FLEET DATA	Q1 2012	Q1 2013
Average number of vessels (1)	37.0	37.0
Period end number of vessels in fleet	37	37
Total calendar days for fleet (2)	3,367	3,330
Total voyage days for fleet (3)	3,265	3,307
Fleet utilization (4)	97.0%	99.3%
Total charter days for fleet (5)	2,962	2,789
Total spot market days for fleet (6)	303	518
Fleet operational utilization (7)	95.9%	95.9%

1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3)	Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted Net Income represents Net Income before (gain)/loss on sale of assets, loss on derivatives, excluding swap interest paid, share based compensation and unrealized exchange differences. EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before (gain)/loss on sale of assets, loss on derivatives, excluding swap interest paid, share based compensation and unrealized exchange differences. Adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, are not recognized measurements under U.S. GAAP. Our calculation of adjusted net income, adjusted EPS, EBITDA and adjusted EBITDA, may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	First Quarter Ended March 31,
	2012	2013
Net Income - Adjusted Net Income
Net income	7,379,512	6,458,657
Loss/(Gain) on derivatives	451,528	(28,085)
Less swap interest paid	(1,317,148)	(1,181,756)
Gain on sale of vessel, net	(1,274,965)	—
Share based compensation	—	72,155
Unrealized exchange gain	(20,416)	(885)
Adjusted Net Income	5,218,511	5,320,086

Net Income - EBITDA
Net income	7,379,512	6,458,657
Plus interest and finance costs	2,457,523	2,021,041
Less interest income	(47,487)	(59,982)
Plus depreciation	7,035,342	7,334,221
EBITDA	16,824,890	15,753,937

Adjusted Net Income - Adjusted EBITDA
Adjusted Net Income	5,218,511	5,320,086
Plus interest and finance costs	2,457,523	2,021,041
Less interest income	(47,487)	(59,982)
Plus depreciation	7,035,342	7,334,221
Adjusted EBITDA	14,663,889	14,615,366

EPS - Adjusted EPS
Net income	7,379,512	6,458,657
Adjusted net income	5,218,511	5,320,086
Weighted average number of shares	20,552,568	20,552,568
EPS – Basic and Diluted	0.36	0.31
Adjusted EPS	0.25	0.26

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except number of shares)

	For The Three Months Ended March 31,
	2012	2013
Revenues
Voyage revenues	29,122,817	27,013,711
Voyage revenues – related party	—	2,433,750
Total revenues	29,122,817	29,447,461

Expenses
Voyage expenses	2,233,473	3,105,359
Voyage expenses – related party	358,462	365,459
Vessels’ operating expenses	7,665,065	6,987,069
Vessels’ operating expenses – related party	—	975,339
Dry-docking costs	1,283,085	495,726
Management fees – related party	1,080,170	1,078,200
General and administrative expenses	623,011	681,595
Depreciation	7,035,342	7,334,221
Net gain on sale of vessel	(1,274,965)	—
Total expenses	19,003,643	21,022,968

Income from operations	10,119,174	8,424,493

Other (expenses)/income

Interest and finance costs	(2,457,523)	(2,021,041)
(Loss)/Gain on derivatives	(451,528)	28,085
Interest income	47,487	59,982
Foreign exchange gain/(loss)	121,902	(32,862)
Other expenses, net	(2,739,662)	(1,965,836)

Net income	7,379,512	6,458,657

Earnings per share
- Basic	0.36	0.31
- Diluted	0.36	0.31

Weighted average number of shares
-Basic	20,552,568	20,552,568
-Diluted	20,552,568	20,552,568

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2012	March 31, 2013
Assets
Current assets
Cash and cash equivalents	42,273,000	42,413,111
Receivable from related party	—	413,893
Trade and other receivables	3,029,284	2,693,966
Claims receivable	32,835	307,896
Inventories	3,152,407	3,406,849
Advances and prepayments	435,226	597,349
Restricted cash	7,340,655	8,617,536

Total current assets	56,263,407	58,450,600

Non current assets
Advances for vessels under construction	19,321,045	19,428,115
Vessels, net	634,634,671	627,300,450
Other receivables	224,422	366,954
Restricted cash	1,300,000	1,300,000
Deferred finance charges, net of accumulated amortization of $1,786,158 and $1,894,998	1,295,486	1,186,646

Total non current assets	656,775,624	649,582,165

Total assets	713,039,031	708,032,765

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	7,288,899	7,447,014
Trade accounts payable	5,927,526	6,111,086
Accrued liabilities	2,855,170	2,857,353
Customer deposits	280,000	—
Deferred income	3,129,671	2,010,896
Fair value of derivatives	539,904	51,332
Current portion of long-term debt	35,787,544	35,787,544

Total current liabilities	55,808,714	54,265,225

Non current liabilities
Fair value of derivatives	5,409,337	4,714,873
Other non current liabilities	222,770	301,551
Long-term debt	309,564,768	300,213,667

Total non current liabilities	315,196,875	305,230,091

Total liabilities	371,005,589	359,495,316

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock	206,273	206,273
Additional paid-in capital	275,792,164	275,864,319
Retained earnings	66,016,627	72,475,284
Accumulated other comprehensive income/(loss)	18,378	(8,427)

Total stockholders’ equity	342,033,442	348,537,449

Total liabilities and stockholders’ equity	713,039,031	708,032,765

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2012	2013
Cash flows from operating activities
Net income for the period	7,379,512	6,458,657
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,035,342	7,334,221
Amortization of deferred finance charges	119,286	108,840
Unrealized exchange gain	(20,416)	(885)
Share based compensation	—	72,155
Change in fair value of derivatives	(865,620)	(1,209,841)
Net gain on sale of vessel	(1,274,965)	—

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	458,215	192,786
Claims receivable	(131,986)	(288,545)
Inventories	191,022	(254,442)
Advances and prepayments	(81,020)	(162,123)
Increase/(decrease) in
Balances with related parties	(392,613)	(255,778)
Trade accounts payable	(486,820)	183,560
Accrued liabilities	536,797	2,183
Other non current liabilities	—	78,781
Deferred income	615,602	(1,118,775)

Net cash provided by operating activities	13,082,336	11,140,794

Cash flows from investing activities
Insurance proceeds	299,299	13,484
Acquisitions and advances for vessels under construction	(23,927,728)	(107,070)
Proceeds from sale of vessel, net	1,956,249	—
Increase in restricted cash account	(651,689)	(1,276,881)

Net cash used in investing activities	(22,323,869)	(1,370,467)

Cash flows from financing activities
Customer deposits paid	—	(280,000)
Loan repayment	(9,608,924)	(9,351,101)
Proceeds from long-term debt	21,750,000	—

Net cash provided by/(used in) financing activities	12,141,076	(9,631,101)

Effect of exchange rate changes on cash	20,416	885

Net increase in cash and cash equivalents	2,919,959	140,111
Cash and cash equivalents at beginning of year	43,539,303	42,273,000

Cash and cash equivalents at end of period	46,459,262	42,413,111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2013

STEALTHGAS INC.

By:	/s/ Konstantinos Sistovaris
Name:	Konstantinos Sistovaris
Title:	Chief Financial Officer